December 4, 2015

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel, Office of Information Technologies and Services
Ivan Griswold, Staff Attorney

Re:	comScore, Inc.
Registration Statement on Form S-4
Filed October 30, 2015
File No. 333-207714

Ladies and Gentlemen:

On behalf of our client, comScore, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2015 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on October 30, 2015 (File No. 333-207714). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 of the Registration Statement (the “Amendment”). The Amendment filed via EDGAR is marked in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. Unless otherwise defined in this letter, capitalized terms shall have the meaning ascribed to such terms in the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission

December 3, 2015

General

1.	Please resolve all outstanding comments on your Form 10-K for the fiscal year ended March 31, 2015 prior to requesting effectiveness of the registration statement.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and advises the Staff that it responded on December 3, 2015 to the Staff’s letter dated November 25, 2015 relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 and amendment no. 1 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 20, 2015 and April 24, 2015, respectively, and the Company’s quarterly report on Form 10-Q for the period ended September 30, 2015 (File No. 001-33520) (the “Periodic Reports Comment Letter”). The Company will resolve the outstanding comments from the Staff identified in the Periodic Reports Comment Letter prior to effectiveness of the Registration Statement.

The Merger

Recommendation of the comScore Board of Directors, page 46

2.	Please describe the reasons for and terms of the voting agreement that you reference on page 46 and file the agreement as an exhibit to the registration statement. Please refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 2:

The Company supplementally advises the Staff that the reference to the voting agreements on page 46 of the Registration Statement referred to the support agreements described in detail on pages 103 and 104 of the Registration Statement. The Company has amended the reference on page 49 of the Amendment to clarify that such reference is to the support agreements and has filed the support agreements as exhibits 4.1 and 4.2 to the Amendment.

The Merger Agreement

Employment Arrangements with William P. Livek, page 81

3.	You state that William Livek, Rentrak’s Chief Executive Officer, has executed an offer letter with comScore and that David Chemerow, Rentrak’s Chief Operating Officer and Chief Financial Officer, is also anticipated to execute an offer letter. Please file the offer letters to which Rentrak’s directors and officers are parties as exhibits to your registration statement.

U.S. Securities and Exchange Commission

December 3, 2015

RESPONSE TO COMMENT 3:

The Company has filed the referenced executed offer letter with Mr. Livek as exhibit 10.2 to the Amendment and the executed offer letter with Mr. Chemerow as exhibit 10.3 to the Amendment. The Company has also filed the Company’s form of indemnification agreement to which all of the Company’s directors and executive officers are a party as exhibit 10.4 to the Amendment. The officers and directors of Rentrak Corporation are not otherwise subject to material contracts with the Company.

Undertakings, page II-2

4.	Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

RESPONSE TO COMMENT 4:

The Company has amended the Registration Statement on pages II-2 through II-4 of the Amendment in response to the Staff’s comment.

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We further confirm on behalf of the Company that the Company will provide the statement requested by the Staff in the Staff Letter in the Company’s request for acceleration to be provided under separate cover to the Staff.

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U.S. Securities and Exchange Commission

December 3, 2015

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Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8823 or Robert Day at (650) 320-4622. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI,

PROFESSIONAL CORPORATION

/s/ Michael C. Labriola

Michael C. Labriola

cc:	Serge Matta, comScore, Inc.
Melvin Wesley III, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
David Chemerow, Rentrak Corporation
Roy Tucker, Perkins Coie LLP
John Thomas, Perkins Coie LLP